FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                08 September 2006


                                File no. 0-17630


                                  Issue of Debt




                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Issue of Debt







September 8 2006



CRH ANNOUNCES SUCCESSFUL US$1.75 BILLION GLOBAL BOND OFFERING



CRH America, Inc., a wholly owned subsidiary of CRH plc, successfully priced its third US$ Global bond offering yesterday afternoon in New York. The offering consists of 10-year and 5-year notes. The US$1.25 billion 10-year notes were priced at a spread of 1.3% above the 10-year US Treasury and have a coupon of
6.0%.   The US$500 million 5-year notes were priced at 0.92% above the 5-year US
Treasury and have a coupon of 5.625%. Due to strong investor demand, the total offering was increased from US$1.25 billion. Over 130 institutional investors from North America and Europe participated in the transaction. The proceeds of the offering are intended to be used to refinance short-term bank debt, potentially including debt used to finance the recent purchase of APAC, and for general corporate purposes which may include acquisitions. The notes are registered with the Securities and Exchange Commission (SEC) and are intended to be listed on the NYSE.



Myles Lee, Finance Director at CRH said: "CRH's previous US$ global bond offerings, both of which raised US$1 billion, were completed in March 2002 and September 2003. We are delighted with the very strong investor response to this third offering of US$1.75 billion which enables CRH to extend its debt maturity profile and to expand its investor base."



Citigroup, JPMorgan, RBS Greenwich Capital and UBS acted as joint book-runners on this transaction.



A final prospectus relating to the notes, when available, may be obtained by writing to or telephoning: Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013, U.S.A., +1-877-858-5407.



A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.



Contact :      +353 (0) 1 404 1000



Liam O'Mahony             Chief Executive
Myles Lee                 Finance Director
Rossa McCann              Group Treasurer



CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland

TELEPHONE +353.1.4041000 FAX +353.1.4041007 E-MAIL mail@crh.com WEBSITE www.crh.com

Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland









                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: 08 September 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director